Exhibit 12.1

LONG ISLAND ICED TEA CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Pretax loss from continuing operations	$(3,499,236)	$(3,180,269)	$(3,151,381)	$(317,392)	$(172,932)	$(72,798)

Fixed charges:
Interest expense	(396,719)	(124,713)	(110,298)	(53,812)	(44,108)	(12,273)
Estimate of interest portion of rental expense (A)	(8,754)	(16,476)	(8,238)	–	–	–

Total Earnings	(3,093,765)	(3,288,506)	(3,032,845)	(264,120)	(128,824)	(60,525)

Ratio of earnings to fixed charges	(B)	(C)	(D)	(E)	(F)	(G)

(A)	Estimated as one-third of rental expense.

(B)	Due to the Company’s loss for the six month period ended June 30, 2016, the ratio coverage was less than 1:1. The Company must generate additional earnings of $3,449,236 to achieve a coverage ratio of 1:1.

(C)	Due to the Company’s loss in 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $3,180,269 to achieve a coverage ratio of 1:1.

(D)	Due to the Company’s loss in 2014, the ratio coverage was less than 1:1. The Company must generate additional earnings of $3,032,845 to achieve a coverage ratio of 1:1.

(E)	Due to the Company’s loss in 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $264,120 to achieve a coverage ratio of 1:1.

(F)	Due to the Company’s loss in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $128,824 to achieve a coverage ratio of 1:1.

(G)	Due to the Company’s loss in 2011, the ratio coverage was less than 1:1. The Company must generate additional earnings of $60,525 to achieve a coverage ratio of 1:1.